UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36647

JP ENERGY PARTNERS LP

(Exact name of registrant as specified in its charter)

600 East Las Colinas Blvd, Suite 2000

Irving, Texas 75039

(972) 444-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partners Interests: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, JP Energy Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2017		JP Energy Partners LP

	By:	Argo Merger GP Sub, LLC, its general partner

	By:	/s/ Eric T. Kalamaras
Name: Eric T. Kalamaras
Title: Vice President